Exhibit 99.1

Mega Fortune Company Limited Announces Pricing of $15 Million Initial Public Offering

Hong Kong, July 15, 2025 (GlobeNewswire) -- Mega Fortune Company Limited (the “Company” or “MGRT”), an Internet of Things (“IoT”) solution provider in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares at a price of $4.00 per share. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on July 16, 2025 under the ticker symbol “MGRT.”

The aggregate gross proceeds from the Offering will be $15 million, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about July 17, 2025, subject to the satisfaction of customary closing conditions. MGRT has granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price, less underwriting discounts and commissions.

The Offering is being conducted on a firm commitment basis. D. Boral Capital LLC is acting as the sole book-running manager for the Offering. FisherBroyles, LLP is acting as U.S. securities counsel to the Company, and JunHe Law Offices LLC is acting as U.S. counsel to D. Boral Capital LLC in connection with the Offering.

A registration statement on Form F-1, as amended, relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-282977) and was declared effective by the SEC on June 30, 2025. The Offering is being made only by means of a final prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022 by email to dbccapitalmarkets@dboralcapital.com, or by calling +1 (212) 970 5150. In addition, the final prospectus will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Mega Fortune Company Limited

Mega Fortune Company Limited (the “Company”) is an Internet of Things (“IoT”) solution provider in Hong Kong. Through its operating subsidiary QBS System Limited (“QBS System”), the Company has specialized in delivering comprehensive IoT solutions and services across various industries. QBS System’s business service portfolio includes the provision of IoT Integration Solution Services, IoT Maintenance and Support services, Business Process Outsourcing (“BPO”) services and trading sales. Through its IoT platform, tools and services, QBS system helps enterprises through their digital transformation, launch IoT initiatives, upscale an existing IoT application or integrate any IoT solution with a legacy system to help them become more innovative, effective and productive. The Company’s vision is to become the preferred choice for IoT solutions for enterprises and projects in the Asia-Pacific region.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Mega Fortune Company Limited

Phone: +852 5627 5338

Email:  priscilla.cheng@megafortune-group.com